Exhibit 99.1

Yalla Group Limited Announces Unaudited Second Quarter 2023 Financial Results

DUBAI, UAE, August 14, 2023 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial and Operating Highlights

•
Revenues were US$79.2 million in the second quarter of 2023, representing an increase of 4.1% from the second quarter of 2022.
o
Revenues generated from chatting services in the second quarter of 2023 were US$55.2 million.
o
Revenues generated from games services in the second quarter of 2023 were US$24.0 million.
•
Net income was US$28.3 million in the second quarter of 2023, compared with US$20.4 million in the second quarter of 2022. Net margin1 was 35.7% in the second quarter of 2023.
•
Non-GAAP net income2 was US$33.8 million in the second quarter of 2023, compared with US$28.6 million in the second quarter of 2022. Non-GAAP net margin3 was 42.6% in the second quarter of 2023.
•
Average MAUs4 increased by 14.3% to 34.2 million in the second quarter of 2023 from 29.9 million in the second quarter of 2022.
•
The number of paying users5 on our platform increased by 26.6% to 13.4 million in the second quarter of 2023 from 10.6 million in the second quarter of 2022.

Key Operating Data	For the three months ended
	June 30, 2022	June 30, 2023

Average MAUs (in thousands)	29,920	34,192

Paying users (in thousands)	10,585	13,402

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo and Yalla Parchis have been our main mobile applications for the periods presented herein; YallaChat and 101 Okey Yalla have been our main mobile applications since the fourth quarter of 2022; and WeMuslim has been our main mobile application since the second quarter of 2023.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

“Our robust second quarter performance delivered total revenues that increased by 4.1% year-over-year to US$79.2 million, exceeding the top end of our guidance despite the period’s seasonality prompted by the Ramadan holiday,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “These exceptional results showcase our ongoing dedication and ability to successfully refine our operating processes, enhance the gamification of our flagship applications and optimize our user acquisition strategy. As a result, we have holistically elevated users’ experience across our suite of products, driving increased user engagement. Our Group’s average MAUs increased to 34.2 million for the second quarter, up 14.3% year-over-year. Users are also showing increasing willingness to pay for our products and the number of total paying users increased to 13.4 million in the second quarter of 2023.

“The launch of our second hard-core mobile game Merge Kingdoms drove exciting progress in our mid-core and hard-core gaming business during the second quarter. Meanwhile, we continue to refine and upgrade our first self-developed hard-core game, Age of Legends, which was launched across Gulf countries at the beginning of August 2023,” Mr. Yang added. “Digital transformation is sweeping through the MENA region. To make the most of the growing opportunities within the expanding market, we are strategically investing in R&D and exploring new business prospects that complement our existing offerings. Moving forward, we will continue to leverage our local know-how and core capabilities, as well as work to forge collaborations with international partners that strengthen our offerings and overall value proposition.”

“In the second quarter, we achieved solid top-line and bottom-line growth as we continued to pursue high-quality development of our business,” said Ms. Karen Hu, CFO of Yalla. “Our commitment to disciplined cost management and an ROI-focused sales and marketing strategy has elevated our overall operational efficiency. We have also strategically leveraged the high-interest rates to achieve a higher return for our strong cash position. Consequently, we maintained a healthy level of profitability throughout the quarter, registering a net margin of 35.7% and excluding share-based compensation, a non-GAAP net margin of 42.6%. Our solid cash position and effective overall execution equip us to seize future opportunities that foster our sustainable growth and generate value for all of our stakeholders.”

Second Quarter 2023 Financial Results

Revenues

Our revenues were US$79.2 million in the second quarter of 2023, a 4.1% increase from US$76.1 million in the second quarter of 2022. The increase was primarily driven by the broadening of our user base and our enhanced monetization capability. Our average MAUs increased by 14.3% from 29.9 million in the second quarter of 2022 to 34.2 million in the second quarter of 2023. Our solid revenue growth was also partially attributable to the significant increase in the number of paying users, which grew from 10.6 million in the second quarter of 2022 to 13.4 million in the second quarter of 2023.

In the second quarter of 2023, our revenues generated from chatting services were US$55.2 million, and revenues from games services were US$24.0 million.

Costs and expenses

Our total costs and expenses remained relatively stable at US$55.3 million in the second quarter of 2023, compared with US$55.2 million in the second quarter of 2022.

Our cost of revenues was US$28.3 million in the second quarter of 2023, a 3.2% decrease from US$29.3 million in the same period last year, primarily due to lower commission fees paid to third-party payment platforms as a result of diversified payment channels, and lower technical service fees resulting from more disciplined management.

Cost of revenues as a percentage of our total revenues decreased to 35.8% in the second quarter of 2023, compared with 38.5% in the second quarter of 2022.

Our selling and marketing expenses were US$12.4 million in the second quarter of 2023, a 10.4% increase from US$11.2 million in the same period last year, primarily due to higher advertising and market promotion expenses driven by our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues remained relatively stable at 15.6%, compared with 14.7% in the second quarter of 2022.

Our general and administrative expenses were US$8.0 million in the second quarter of 2023, a 15.4% increase from US$6.9 million in the same period last year, primarily due to an increase in incentive compensation and an increase in professional service fees. General and administrative expenses as a percentage of our total revenues remained relatively stable at 10.1%, compared with 9.1% in the second quarter of 2022.

Our technology and product development expenses were US$6.6 million in the second quarter of 2023, a 14.8% decrease from US$7.7 million in the same period last year, primarily due to the appreciation of the U.S. dollars, which resulted in a decrease in the reporting currency amount of salaries and benefits for our technology and product development team, demonstrating benefits of the Company’s globalized talent acquisition strategy. Technology and product development expenses as a percentage of our total revenues decreased from 10.2% in the second quarter of 2022 to 8.3% in the second quarter of 2023.

Operating income

Operating income was US$23.9 million in the second quarter of 2023, compared with US$20.9 million in the second quarter of 2022.

Non-GAAP operating income6

Non-GAAP operating income in the second quarter of 2023 was US$29.4 million, compared with US$29.2 million in the same period last year.

Interest income

Our interest income was US$4.6 million in the second quarter of 2023, compared with US$0.2 million in the second quarter of 2022, primarily due to a significant increase in interest rates applicable to the Company’s bank deposits and a continued increase in the Company’s cash position.

Income tax expense

Our income tax expense was US$0.82 million in the second quarter of 2023, compared with US$0.78 million in the second quarter of 2022.

Net income

As a result of the foregoing, our net income was US$28.3 million in the second quarter of 2023, compared with US$20.4 million in the second quarter of 2022.

Non-GAAP net income

Non-GAAP net income in the second quarter of 2023 was US$33.8 million, compared with US$28.6 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.19 and US$0.16, respectively, in the second quarter of 2023, while basic and diluted earnings per ordinary share were US$0.14 and US$0.12, respectively, in the same period of 2022.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.22 and US$0.19, respectively, in the second quarter of 2023, compared with US$0.19 and US$0.16, respectively, in the same period of 2022.

Cash and cash equivalents, term deposits and short-term investments

As of June 30, 2023, we had cash and cash equivalents, term deposits and short-term investments of US$510.5 million, compared with US$453.0 million as of December 31, 2022.

Share repurchase program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021 with an extended expiration date of May 21, 2024, the Company completed cash repurchases in the open market of 2,302,141 American depositary shares (“ADSs”), representing 2,302,141 Class A ordinary shares, for an aggregate amount of approximately US$27.0 million, as of June 30, 2023. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$123.0 million as of June 30, 2023.

Outlook

For the third quarter of 2023, Yalla currently expects revenues to be between US$73.0 million and US$80.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Conference Call

The Company’s management will host an earnings conference call on Monday, August 14, 2023, at 8:00 PM U.S. Eastern Time, Tuesday, August 15, 2023, at 4:00 AM Dubai Time, or Tuesday, August 15, 2023, at 8:00 AM Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	8369149

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until August 21, 2023, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	1131608

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenue in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users; Waha, a social networking product featuring 3-D avatars; casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2022	June 30, 2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	407,256,837	305,819,389
Term deposits	20,000,000	191,761,209
Short-term investments	25,788,304	12,952,035
Amounts due from a related party	—	136,608
Prepayments and other current assets	28,652,840	35,435,305
Total current assets	481,697,981	546,104,546
Non-current assets
Property and equipment, net	2,121,613	2,101,182
Intangible asset, net	1,328,470	1,240,710
Operating lease right-of-use assets	1,950,364	3,202,752
Long-term investments	3,833,750	3,819,565
Other assets	15,406,078	15,080,631
Total non-current assets	24,640,275	25,444,840
Total assets	506,338,256	571,549,386

LIABILITIES
Current liabilities
Accounts payable	5,382,276	1,268,107
Deferred revenue	35,957,485	43,998,842
Operating lease liabilities, current	858,452	1,293,977
Accrued expenses and other current liabilities	22,821,168	24,251,003
Total current liabilities	65,019,381	70,811,929
Non-current liabilities
Operating lease liabilities, non-current	744,612	1,678,544
Amounts due to a related party	709,789	647,575
Total non-current liabilities	1,454,401	2,326,119
Total liabilities	66,473,782	73,138,048

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	13,356	13,670
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	294,406,395	306,177,968
Treasury stock	(27,014,697)	(27,014,697)
Accumulated other comprehensive loss	(1,701,111)	(3,097,167)
Retained earnings	174,880,748	224,812,958
Total shareholders’ equity of Yalla Group Limited	440,587,164	500,895,205
Non-controlling interests	(722,690)	(2,483,867)
Total equity	439,864,474	498,411,338
Total liabilities and equity	506,338,256	571,549,386

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	US$	US$	US$	US$	US$
Revenues	76,090,799	73,518,613	79,246,363	148,428,081	152,764,976
Costs and expenses
Cost of revenues	(29,272,347)	(27,852,477)	(28,330,815)	(56,800,337)	(56,183,292)
Selling and marketing expenses	(11,208,074)	(11,354,975)	(12,378,490)	(23,734,535)	(23,733,465)
General and administrative expenses	(6,945,989)	(10,164,394)	(8,018,573)	(14,973,859)	(18,182,967)
Technology and product development expenses	(7,726,715)	(7,411,188)	(6,586,078)	(13,711,283)	(13,997,266)
Total costs and expenses	(55,153,125)	(56,783,034)	(55,313,956)	(109,220,014)	(112,096,990)
Operating income	20,937,674	16,735,579	23,932,407	39,208,067	40,667,986
Interest income	176,432	3,118,289	4,623,275	227,551	7,741,564
Government grants	1,847	177,659	4,560	160,532	182,219
Investment income (loss)	17,674	491,889	529,308	(150,771)	1,021,197
Income before income taxes	21,133,627	20,523,416	29,089,550	39,445,379	49,612,966
Income tax expense	(780,211)	(616,358)	(821,149)	(1,393,656)	(1,437,507)
Net income	20,353,416	19,907,058	28,268,401	38,051,723	48,175,459
Net loss attributable to non-controlling interests	236,433	554,591	1,202,160	314,597	1,756,751
Net income attributable to Yalla Group Limited’s shareholders	20,589,849	20,461,649	29,470,561	38,366,320	49,932,210
Earnings per ordinary share
——Basic	0.14	0.13	0.19	0.25	0.32
——Diluted	0.12	0.11	0.16	0.22	0.28
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	151,384,789	157,976,350	158,871,859	150,771,175	158,424,104
——Diluted	175,146,529	180,517,715	180,752,549	175,847,551	180,635,132

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	US$	US$	US$	US$	US$
Cost of revenues	1,404,341	1,030,249	923,513	2,848,661	1,953,762
Selling and marketing expenses	1,850,318	971,335	1,014,371	3,696,912	1,985,706
General and administrative expenses	4,663,550	3,245,278	3,242,981	9,326,219	6,488,259
Technology and product development expenses	357,487	349,277	315,173	668,929	664,450
Total share-based compensation expenses	8,275,696	5,596,139	5,496,038	16,540,721	11,092,177

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	US$	US$	US$	US$	US$
Operating income	20,937,674	16,735,579	23,932,407	39,208,067	40,667,986
Share-based compensation expenses	8,275,696	5,596,139	5,496,038	16,540,721	11,092,177
Non-GAAP operating income	29,213,370	22,331,718	29,428,445	55,748,788	51,760,163

Net income	20,353,416	19,907,058	28,268,401	38,051,723	48,175,459
Share-based compensation expenses, net of tax effect of nil	8,275,696	5,596,139	5,496,038	16,540,721	11,092,177
Non-GAAP net income	28,629,112	25,503,197	33,764,439	54,592,444	59,267,636

Net income attributable to Yalla Group Limited’s shareholders	20,589,849	20,461,649	29,470,561	38,366,320	49,932,210
Share-based compensation expenses, net of tax effect of nil	8,275,696	5,596,139	5,496,038	16,540,721	11,092,177
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	28,865,545	26,057,788	34,966,599	54,907,041	61,024,387

Non-GAAP earnings per ordinary share
——Basic	0.19	0.16	0.22	0.36	0.39
——Diluted	0.16	0.14	0.19	0.31	0.34
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	151,384,789	157,976,350	158,871,859	150,771,175	158,424,104
——Diluted	175,146,529	180,517,715	180,752,549	175,847,551	180,635,132